January 8, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:        Maryse Mills-Apenteng
Special Counsel

Dear Sirs:

Re: Quorum Corp. (the “Company”) Amendment No. 3 to Registration Statement on Form S-1 Filed December 7, 2012 File No. 333-183870

We refer to your letter of December 21, 2012 addressed to the Company with your comments on the Company's Amendment No. 3 to Registration Statement on Form S-1, filed December 7, 2012.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1.      Ms. Savji has some technical experience in areas required to operate our business, but no formal website development training or education and not likely sufficient software background to be able to develop the business’s website without outside help and third party consultants. Consequently, we have amended this risk factor to state that we currently do not have sufficient experience for the development of our website.

2.      We have replaced the requested risk factor.

3.      We have updated our disclosure throughout to rectify any differences between our anticipated expenses and to update current cash on hand.

4.      We have revised the disclosure on our plan of business development and have indicated that we have not yet hired any commissioned sales people.

5.      The original disclosure in question was a precedent error.  We have replaced it with accurate disclosure for an updated anticipated timetable of business developments.

6.      We have provided additional disclosure in our results of operations and liquidity sections.

Yours truly,

                                                                        _/s/YASMEEN SAVJI______________

                                                                        Yasmeen Savji, President